Exhibit 99.1

ASX: ALD
TSX: ALG
AIM: AGLD	12 July 2010

Simberi Gold - Update
•	64,327 ounces achieved in FY2010 at US$729/oz
•	Budgeting 73,000oz pa in FY2011 at US$600/oz
•	Study to expand oxide processing plant to 5Mtpa

Allied Gold’s 100%-owned Simberi gold mine in Papua New Guinea produced 18,109 ounces in the June quarter at cash cost of US$614/oz and 64,327 ounces for the year to 30 June 2010 at a cash cost of US$729/oz.

Processing throughput for the June quarter was 538,211 tonnes representing an annualised rate of 2.2 Mtpa, approximately 10% above the installed name plate capacity aided by the recently completed plant debottlenecking initiatives.

As reported on 9 March 2010, Simberi’s total resource inventory (Measured, Indicated and Inferred) stands at 5.6Moz.  Oxide and transitional ores contribute 1.3 Moz (36Mt @ 1.14 g/t Measured and Indicated) of this total Resource.  This endowment highlights both the requirement to accelerate, and the opportunity to increase, the processing of oxide material to accommodate sulphide ore processing in 2014.

Accordingly the Company has mandated GRES Engineering to review the current 3 Mtpa oxide expansion and the option to increase throughput to 5 Mtpa to capture economy of scale benefits and operational and capital expenditure synergies between the oxide and sulphide circuits.

Subject to the final outcome of the Study, a 5Mtpa oxide plant has the potential to increase output to 130,000ozpa from early 2012 for a minimum 6 years.

The Company plans to deliver the Optimised Oxide Expansion and the Sulphide Pre-feasibility Study by the September quarter 2010.

Allied Gold Chairman Mr Mark Caruso said today; “Increasing the Simberi plant throughput towards 5Mtpa would allow for better scheduling and transition between the delivery of the oxide expansion and the sulphide development.  It is evident that the current and future potential of the resource endowment at Simberi justifies further investigation into the appropriate scale of oxide and sulphide processing throughput.  The current oxide and sulphide resource should support a minimum 200,000 - 250,000 ozpa operation.  Getting the correct scale of oxide throughput is imperative in unlocking the true geological and economic potential of Simberi. ”

The Company will continue over the next six months to deliver core components of the 3Mtpa expansion program which will be integrated into any future 5Mtpa initiative and will result in incremental oxide processing throughput.  These include increasing tankage capacity by a further 5,000 m3 and the installation of a lime slaker to reduce lime consumption and delivery of the SAG mill and relevant components.

For 2010-11 the Company anticipates Simberi gold production will average 6,000 ounces a month at a cash cost of US$600/oz before the benefit of an expansion to 3Mtpa or 5Mtpa takes effect in 2011-12.

The Company’s fully-funded 120,000 ozpa Gold Ridge redevelopment in the Solomon Islands is progressing on schedule with commissioning planned for March 2011.

Further production cost data regarding Simberi, and redevelopment progress at Gold Ridge, will be released as part of Allied Gold’s quarterly activities report later this month.

The report will also show the company is fully funded to achieve its stated gold production of 200,000oz by FY2011 with cash at bank as at 30 June 2010 of around A$75 million, excluding the US$35 million IFC/World Bank loan announced earlier this month.

For more details please contact
Frank Terranova	Chief Financial Officer	+61 7 3252 5911
Simon Jemison	Investor and Media	+ 61 418 853 922
Rebecca Greco	Investors (North America)	+1 416 839 8610
John Carrick-Smith	Investors (UK)	+44 20 7559 6710